UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number: 000-50841

51job, Inc.

(Translation of registrant’s name into English)

Building 3

No. 1387 Zhang Dong Road

Shanghai 201203

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

51JOB, INC.

By:	/s/ Rick Yan
Name: Rick Yan
Title: President and Chief Executive Officer

Date: March 2, 2022

EXHIBIT INDEX

Exhibit	Description

99.1	Press release regarding amended merger agreement for going-private transaction dated March 1, 2022

99.2	Amendment No. 1 to Agreement and Plan of Merger, dated March 1, 2022, by and between Garnet Faith Limited and 51job, Inc.